EXHIBIT 12.1

Computation of Ratios of Earnings to Fixed Charges Three months ended March 31, (dollars in millions)

	CIT 2010		Predecessor CIT 2009
Earnings:
Net income (loss) attributable to common shareholders(1)	$97.3		$(403.2)
Provision for income taxes	42.5		8.0

Income (loss) before provision for income taxes	139.8		(395.2)

Fixed charges:
Interest and debt expenses on indebtedness	837.8		657.1
Interest factor: one-third of rentals on real and personal properties	5.1		6.5

Total fixed charges	842.9		663.6

Total earnings before provision for income taxes and fixed charges	$982.7		$268.4

Ratios of earnings to fixed charges	1.17	x	(1)

(1) Earnings were insufficient to cover fixed charges by $395.2 million for the three months ended March 31, 2009.